Mail Stop 4720

January 4, 2010

Ms. ZHU Mingzi
Chief Executive Officer and Director
NewTech Enterprise Management, Inc.
Room 901, No, 7 Lane 388
East Xinjian Road
Shanghai, China

> **Re:** **NewTech Enterprise Management, Inc.**
> **Registration Statement on Form 10**
> **Filed October 2, 2009**
> **File No. 000-53796**

Dear Ms. ZHU:

We have completed our review of your Registration Statement on Form 10 and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director